Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. ANNOUNCES EXECUTIVE SUCCESSION

Joseph Quarin to succeed Keith Carrigan as Vice Chairman and CEO;
Carrigan to retire on December 31, 2011
William P. ("Bill") Hulligan to be appointed President and Chief Operating Officer

TORONTO, ONTARIO – Thursday, July 28, 2011 – The Board of Directors of Progressive Waste Solutions Ltd. (NYSE, TSX: BIN) (the “Company”) announced today that Keith A. Carrigan, Vice Chairman and Chief Executive Officer of Progressive Waste Solutions, will retire as Vice Chairman and Chief Executive Officer effective December 31, 2011. Mr. Carrigan will remain with the Company as an advisor and consultant to senior management until June 30, 2012.

Joseph D. Quarin, President and Chief Operating Officer, has been appointed Vice Chairman and Chief Executive Officer effective January 1, 2012, and will join the Board as a Director effective immediately. Since the Company’s founding in 2000, Mr. Quarin has worked closely with Mr. Carrigan, in increasing levels of operational and management responsibility. Prior to being appointed to his current position, Mr. Quarin served as Executive Vice President of the company from March 2010, Executive Vice President and Canadian Chief Operating Officer from September 2005 through March 2010, Chief Financial Officer from February 2002 through September 2005, and Vice President, Finance from July 2000 through February 2002.

“On behalf of the Board of Directors, the entire Progressive Waste Solutions organization, and our shareholders, I wish to thank Keith for his strong leadership, tireless drive and impressive integrity, since he founded the Company eleven years ago,” said James J. Forese, Non-Executive Chairman of the Board of Directors. “We appreciate the significant contributions Keith has made in delivering the Company’s exponential growth and financial results during his tenure. As a result of his work, we now have a solid foundation to support a seamless management succession. The Board welcomes Joe as Vice Chairman and Chief Executive Officer and is highly confident that Progressive Waste Solutions will continue to prosper under his leadership.”

“It is with great pride that I look back on the last decade, in which we evolved from modest beginnings in Canada into North America’s third largest non-hazardous solid waste management business,” commented Mr. Carrigan. “With Joe at my side since the start, we achieved critical growth milestones and created enormous value for our shareholders. Joe has a distinguished background as an MBA, a CA and a Top 40 Under 40 in Canada and he worked closely with me as we developed the model behind our achievements. Our success would not have been possible without the support and commitment of the many people I have had the distinct honor to work with over the years. I am confident that the management team we have in place has the talent and dedication to drive further achievements as the Company embarks on the next stage of its evolution.”

Mr. Quarin added, “Keith has been a mentor to me since I joined him at our Company’s founding. The operating model and execution process, which we employed from day one, have proven to be highly successful and we remain committed to our strategy of pursuing growth through a combination of organic measures and acquisitions. We will, as always, continue to take a balanced approach to delivering returns for our shareholders. We have an exceptionally talented management group and I look forward to continuing to work with the team as we target new milestones for Progressive Waste Solutions.”

Progressive Waste Solutions also announced that William P. ("Bill") Hulligan has been selected as President and Chief Operating Officer, effective January 1, 2012. Mr. Hulligan joined the Company in July 2010, as part of the acquisition of Waste Services, Inc. and was appointed Executive Vice President, U.S. Operations, in December 2010. Mr. Hulligan has led the Company's U.S. operations, focusing on the execution of its strategic and corporate development initiatives. Mr. Hulligan was formerly the Executive Vice President, U.S. Operations for Waste Services, serving as a key member of the executive management group. He was also instrumental in the growth and development of Waste Management, Inc. from 1979 to 1997, most notably as Executive Vice President and President of Waste Management of North America, Inc. He also acted as a consultant to Waste Management, Inc. from 1997 to 2003. Mr. Hulligan has over 40 years' experience in the waste industry, and started his industry career working for a family business in Cleveland, Ohio.

About Progressive Waste Solutions Ltd.

Progressive Waste Solutions Ltd. is one of North America's largest full-service, vertically integrated waste management companies, providing non-hazardous solid waste collection and landfill disposal services to commercial, industrial, municipal and residential customers in twelve states and the District of the Columbia in the U.S., and six Canadian provinces. Its major brands, IESI, BFI Canada and Waste Services, are leaders in their markets. The Company’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

Further information:

Chaya Cooperberg
Vice President, Investor Relations and Corporate Communications
Progressive Waste Solutions Ltd.
Tel: (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com
www.progressivewaste.com